UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

Commission file number 1-10853

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

McGriff, Seibels & Williams, Inc.

Employee 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Index

December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4-13

Supplemental Schedule*

Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2014	14-15

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina

June 25, 2015

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value
BB&T Corporation common stock	$124,666	$36,167
Mutual funds	95,680,147	82,009,930
Common/collective trust	1,257,086	256,103
Self-directed investments	1,029,449	324,783
Cash and cash equivalents	-	197
Associate insured deposit account	1,825,944	1,366,195
Total investments, at fair value	99,917,292	83,993,375

Receivables:
Notes receivable from participants	1,093,625	1,296,979
Employer contributions	-	2,328,308

Net assets available for benefits	$101,010,917	$87,618,662

The accompanying notes are an integral part of these financial statements.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$103,787	$7,316
Dividends	3,498,890	2,502,345
Net appreciation in fair value of investments	1,824,289	10,838,487
Net investment income	5,426,966	13,348,148

Interest on notes receivable from participants	61,226	74,217

Contributions
Employer	3,027,729	3,009,205
Employee	5,990,096	5,370,155
Rollovers	583,136	910,419
Total contributions	9,600,961	9,289,779
Total additions	15,089,153	22,712,144

Benefits paid to participants	(3,354,660)	(5,660,066)
Administrative expenses	(7,754)	(690)
Total deductions	(3,362,414)	(5,660,756)

Net increase prior to transfers from other plan	11,726,739	17,051,388

Transfers from other plan	1,665,516	-
Net increase	13,392,255	17,051,388

Net assets available for benefits
Beginning of year	87,618,662	70,567,274
End of year	$101,010,917	$87,618,662

The accompanying notes are an integral part of these financial statements.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

1.   Description of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

The following description of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to qualifying employees of McGriff, Seibels & Williams, Inc. The Plan, which was established effective January 1, 2000, was amended and restated as of October 1, 2013. As of this restatement date, BB&T Corporation (the “Corporation” or “BB&T”) became the Plan Sponsor and the Board of Directors (“Board”) became responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Agreement, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation

The Plan covers all employees of McGriff, Seibels & Williams, Inc. who meet age and service requirements. Prior to October 1, 2013, employees were eligible to participate by making salary reduction contributions and receive matching contributions after six months of service. Effective October 1, 2013, employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Prior to October 1, 2013, participants could elect to contribute up to 100% of their annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Effective October 1, 2013, participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan Agreement, on a pre-tax basis subject to the IRC limitations. In addition, the Plan has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $5,500. The Corporation matches dollar-for-dollar up to 3 percent of compensation that a participant contributes to the Plan and 50 percent of deferrals between 3 percent and 5 percent of compensation that a participant contributes to the Plan. Effective October 1, 2013, the Plan Sponsor may make discretionary profit sharing contributions at the discretion of the Board. No discretionary profit sharing contribution was made in 2014 or 2013. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”)) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Prior to October 1, 2013, upon retirement, death, disability, hardship, or their termination of employment, a participant may have elected to receive the entire amount of his/her account in a lump sum payment. Effective October 1, 2013, upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect monthly installment payments to occur over a period not to exceed fifteen years. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, discretionary profit sharing contributions, earnings (losses) on the account and administrative expenses. Allocations of earnings, (losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. Allocation of the discretionary profit sharing contribution is on a pro-rata basis based on the participants’ compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2014 and 2013, forfeited accounts totalled $1,457 and $4,146, respectively. Prior to October 1, 2013, forfeitures could be used to reduce employer contributions or were reallocated to Plan participants. Effective October 1, 2013, forfeitures are to be used to reduce employer contributions.  In 2014, contributions by the employer were reduced by $4,146 from the forfeiture account. No forfeitures were used to reduce employer contributions or reallocated to Plan participants during 2013.

Reclassifications

Certain amounts reported in prior years’ financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported net assets available for benefits.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10). Investment-related fees are included in net appreciation of fair value of investments.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Agreement.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various investment options. Prior to October 1, 2013, participants could choose from pooled separate accounts and guaranteed interest accounts. Effective October 1, 2013, participant-directed options include mutual funds, BB&T Corporation Stock, a common/collective trust and an associate insured deposit account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 7 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Morley Stable Value Fund holds investments in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts, along with other short term investments. As such, the Statement of Net Assets Available for Benefits presents the Morley Stable Value Fund at fair value, based on information provided by the trust regarding the underlying investments, as well as any material adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis. There is additional disclosure related to the Morley Stable Value Fund in Note 7.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

The Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Payment of Benefits

Benefits claims are recorded when they have been approved for payment and paid by the Plan.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.   New Accounting Pronouncements

Effective January 1, 2014, the Plan adopted new guidance related to Investment Companies. The new guidance amends the criteria for an entity to qualify as an investment company and requires an investment company to measure all of its investments at fair value. The adoption of this guidance was not material to the Plan’s financial statements.

In May 2015, the FASB issued new guidance related to Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share.  This guidance modifies the disclosure requirements for certain investments in the Plan’s financial statements.  This guidance is effective for annual reporting periods beginning after December 15, 2015.  The adoption of this guidance is not expected to be material to the Plan’s financial statements.

4.   Associate Insured Deposit Account

Effective October 1, 2013, participants could select the associate insured deposit account as an investment option. The associate insured deposit account is a deposit account with the Plan Sponsor.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the period from January 1, 2014 to December 31, 2014 ranged from .59 percent to .63 percent and the average yield rate was .62 percent. The crediting interest rates for the period from October 1, 2013 to December 31, 2013 ranged from 0.60 percent to 0.63 percent and the average yield rate was 0.61 percent.

5.   Transfers from Other Plans

During 2014, participant account balances, including investments and notes receivable from participants, were transferred as follows:

2014
Caledonian Insurance Group Savings Plan	$1,665,516

6.   Investments

The following table presents the fair value of investments that represent five percent or more of the Plan's net assets in one or both years:

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

	2014	2013

Federated Investors Federated Treasury Obligations Fund	$6,088,162	$6,802,281
Fidelity Contrafund	8,570,228	7,024,543
Vanguard Institutional Index Fund	11,908,566	9,872,902
T. Rowe Price Retirement 2015 Fund	13,415,377	11,817,859
T. Rowe Price Retirement 2030 Fund	15,360,512	13,778,310
T. Rowe Price Retirement 2055 Fund	7,651,495	7,172,069

During 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2014	2013

BB&T Corporation common stock	$3,513	$3,403
Pooled separate accounts	-	9,526,031
Mutual funds	1,831,547	1,302,538
Common/collective trust	4,048	397
Common stock	(14,819)	6,118
	$1,824,289	$10,838,487

7.   Fair Value of Financial Instruments

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants.

Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). There have been no changes in the methodologies used at December 31, 2014 and 2013.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds and common stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the Associate Insured Deposit Account and a common/collective trust.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to Plan investment in the associate insured deposit account.

The fair value of the common/collective trust is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participants’ transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2014 and 2013, there are no level 3 assets or liabilities.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2014
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$124,666	$124,666	$-	$-
Mutual funds:
Money Market Funds	6,088,162	6,088,162	-	-
Stock Funds	27,989,017	27,989,017	-	-
Index Funds	13,364,301	13,364,301	-	-
Fixed Income Funds	3,479,496	3,479,496	-	-
Life Cycle Funds	44,759,171	44,759,171	-	-
Total Mutual Funds	95,680,147	95,680,147	-	-

Common/Collective Trust	1,257,086	-	1,257,086	-

Self-directed investments:
Common Stock	522,784	522,784	-	-
Mutual Funds	506,665	506,665	-	-
	1,029,449	1,029,449	-	-

Associate insured deposit account	1,825,944	-	1,825,944	-
Total Investments at fair value, excluding cash and cash equivalents	$99,917,292	$96,834,262	$3,083,030	$-

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2013
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$36,167	$36,167	$-	$-
Mutual funds:
Money Market Funds	6,802,281	6,802,281	-	-
Stock Funds	23,613,479	23,613,479	-	-
Index Funds	10,760,718	10,760,718	-	-
Fixed Income Funds	2,867,650	2,867,650	-	-
Life Cycle Funds	37,965,802	37,965,802	-	-
Total Mutual Funds	82,009,930	82,009,930	-	-

Common/Collective Trust	256,103	-	256,103	-

Self-directed investments:
Common Stock	293,402	293,402	-	-
Mutual Funds	31,381	31,381	-	-
	324,783	324,783	-	-

Associate insured deposit account	1,366,195	-	1,366,195	-
Total Investments at fair value, excluding cash and cash equivalents	$83,993,178	$82,370,880	$1,622,298	$-

There were no transfers between levels during 2014 and 2013.

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013:

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2014	Value	Commitments	currently eligible)	Period
Morley Stable Value Fund (a)	$1,257,086	$-	Daily	30 days

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2013	Value	Commitments	currently eligible)	Period
Morley Stable Value Fund (a)	$256,103	$-	Daily	30 days

(a)	The Morley Stable Value Fund is a Collective Investment Trust maintained by Union Bond and Trust Company, the trustee. Morley Capital Management is the investment adviser. Both Union Bond and Trust Company and Morley Capital Management are wholly-owned subsidiaries of Morley Financial Services, which is a wholly owned subsidiary of the Principal Financial Group. The fund’s objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payments. The fund invests in a diversified portfolio of Stable Value Investment Contracts issued by life insurance companies, banks and other financial institutions. The performance of these contracts may be predicated on underlying fixed income investments.

8.   Tax Status

Prior to October 1, 2013, the Plan had obtained an opinion letter dated March 31, 2008 that the prototype non-standardized plan was designed in compliance with the applicable requirements of the IRC. Effective with the plan restatement in October, 2013, the Plan was designed under the provisions of a non-standardized safe harbor profit-sharing prototype plan offered by Branch Banking & Trust Company, a subsidiary of the Corporation. The IRS has determined and informed Branch Banking & Trust Company by a letter dated March 31, 2008 that the prototype utilized by the Plan is designed in accordance with applicable sections of the IRC. Although a determination letter has not been received by the Plan and there have been amendments to the Plan since the determination and opinion letter dates, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax

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Notes to Financial Statements

Years ended December 31, 2014 and 2013

periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

10. Related Party and Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $12,666,709 and $10,675,050 at December 31, 2014 and 2013, respectively, a BB&T interest-bearing cash account of $197 at December 31, 2013, a deposit account sponsored by the Corporation of $1,825,944 and $1,366,195 at December 31, 2014 and 2013, respectively, and BB&T Corporation Common Stock of $124,666 and $36,167 at December 31, 2014 and 2013, respectively. The Plan received cash dividends of $504,483 and $576,370 on its investments in BB&T-sponsored mutual funds during the year ended December 31, 2014 and period from October 1, 2013 to December 31, 2013, respectively, interest of $10,568 and $1,702 on the deposit account for the year ended December 31, 2014 and the period from October 1, 2013 to December 31, 2013, respectively, and cash dividends of $2,112 and $35 on BB&T common stock investments during the year ended December 31, 2014 and the period from October 1, 2013 to December 31, 2013, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the year ended December 31, 2014 and the period from October 1, 2013 to December 31, 2013 was $7,754 and $690, respectively. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues.

11. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12. Subsequent Event

Effective January 2, 2015, the Plan introduced a new group of investments, the “T. Rowe Price Retirement Date Active Trusts” (Trusts) to replace the “T. Rowe Price Retirement Date Funds” (Funds) previously offered to Plan participants. The Funds were registered mutual funds. The Trusts are common/collective trusts.

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Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation		Common Stock	$124,666

*	Sterling Capital	Total Return Bond Fund	Mutual Fund	3,479,496
*	Sterling Capital	Large Cap Fund	Mutual Fund	883,045
*	Sterling Capital	Mid Value Fund	Mutual Fund	1,796,858
*	Sterling Capital	Small Value Fund	Mutual Fund	3,204,790
*	Sterling Capital	Special Opportunities Fund	Mutual Fund	791,580
*	Sterling Capital	Equity Income Fund	Mutual Fund	2,510,940
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	6,088,162
	Fidelity	Contrafund	Mutual Fund	8,570,228
	Vanguard	Institutional Index Fund	Mutual Fund	11,908,566
	Vanguard	Total International Stock Index Fund	Mutual Fund	1,455,735
	Harbor	International Fund	Mutual Fund	3,510,221
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	2,756,286
	T. Rowe Price	Retirement Income Fund	Mutual Fund	3,965,069
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	191,382
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	718,165
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	13,415,377
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	1,997,854
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	1,393,061
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	15,360,512
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	1,322,467
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	1,311,575
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	1,049,133
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	348,150
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	7,651,495
				95,680,147

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McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value

	Morley	Stable Value Fund	Common/Collective Trust	1,257,086

	Plan Participants		Self-directed investments	1,029,449

*	Notes Receivable from Participants		Participant loans (4.25% to 5.25% due through October 2027)	1,093,625

*	BB&T Corporation		Associate Insured Deposit Account	1,825,944
				$101,010,917

*	Party in interest
Cost is omitted because plan investments are participant-directed.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

June 25, 2015

/s/ Steven L. Reeder

Senior Vice President & Benefits Manager